US ARMA PARTNERS, LP

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2021

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SEC FILE NUMBER
8-66964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2020 (MM/DD/YY) AND ENDING March 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

US Arma Partners, LP

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue, Suite 2005

(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Smith **(415) 246-7502**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper, LLP

(Name – *if individual, state, last, first, middle name*)

733 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, **Ed Smith** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **US Arma Partners LP** as of **March 31, 2021**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Ed Smith

Signature

FINOP

Title

Subscribed and sworn to before me
this 27 day of May 2021

Notary Public

KYONG HUN KIM
Notary Public - California
Los Angeles County
Commission # 2352923
My Comm. Expires Mar 25, 2025

This report* contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of changes in financial condition..
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Computation of net capital.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☐ (p) Report of Independent Registered Public Accounting Firm Regarding SEC Rule 15c3-3 Exemption Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner of
US Arma Partners, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of US Arma Partners, LP (the "Partnership") as of March 31, 2021 and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Partnership's auditor since 2012. Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Partnership's auditor since 2007.

EISNERAMPER LLP
New York, New York
May 26, 2021




US ARMA PARTNERS, LP

Statement of Financial Condition

<u>March 31, 2021</u>



Assets


Cash	$	353,827
Accounts receivable from affiliate		39,733
Deposits		134
Other current assets		2,014
Total assets	$	395,708


Liabilities and Partners' Capital


Liabilities

Accounts payable and accrued liabilities	$	49,659
Distributions payable to partners		5,378
Total liabilities		55,037
Partners' capital		340,671
Total liabilities and partners' capital	$	395,708


See Accompanying Notes to Statement of
Financial Condition


1.   Business and Summary of Significant Accounting Policies

Business

US Arma Partners, LP (the "Partnership") is a Delaware limited partnership formed in 2006. The Partnership is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. Arma Partners, LLC serves as the general partner of the Partnership. All limited partners of the Partnership are also the members of Arma Partners, LLP ("UK Arma or Affiliate"), a United Kingdom-based limited liability partnership formed in March 2004. UK Arma is a broker-dealer regulated by the Financial Conduct Authority in the United Kingdom. Arma Partners, LLC does not have any capital balance in the Partnership.

Basis of Presentation
The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in deposit accounts with two commercial banks which at times may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. At March 31, 2021, the Partnership held £24,091 in a US bank account denominated in British Pounds equivalent to $33,164 US Dollars. Changes in unrealized gains and losses on foreign currency denominated accounts are reflected in partners' capital.

Revenue Recognition

Revenue is recognized when, or as, the Partnership satisfies its performance obligations by transferring promised goods or services to customers. A goods or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Partnership determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Partnership expects to be entitled in exchange for those promised goods or services.

1.   Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Partnership earns consultancy and transaction fees from advisory services for corporate finance activities. The services are provided per the terms of respective service agreements. These contracts result in a single performance obligation upon completion of the transaction process. The fees are contingent on the completion of the contracts and are calculated based on closing price. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. There was no deferred revenue as of March 31, 2021.

The Partnership also earns a service income for having and making available the knowledge and capability to provide certain administrative and consulting services, which represents a performance obligation which are provided and consumed simultaneously, to the Affiliate under an expense sharing agreement.

Expense reimbursement is from the Partnership's clients and is recorded on a gross basis.

Recently Adopted Accounting Pronouncement

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments-Credit Losses (Topic 326)- Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. Effective April 1, 2020, the Partnership's adoption of ASU 2016- 13 did not have any impact on the statement of financial condition.

Income Taxes

The Partnership elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the partners.

1.   Business and Summary of Significant Accounting Policies (continued)

Income Taxes

Management has concluded that the Partnership is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements.   Accordingly, no provision for income taxes is reflected in the accompanying statement of financial condition.

If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities.   Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

Translation of Foreign Currencies

The books and records of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the date of the statement of financial condition. Income and expenses incurred in foreign currencies are translated at the rates of exchange prevailing at the time of the transaction.

2.   Indemnification

The Partnership enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown.   The Partnership has no current claims or losses pursuant such contracts.

3. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2021, the Partnership had net capital of $296,801 which was $291,801 in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 0.1854 to 1.

4. Related Party Transactions

The Partnership is party to an expense-sharing agreement with UK Arma.

The agreement provides for the Partnership to reimburse UK Arma for any direct costs and time spent by UK Arma staff and members for performing any services on behalf of the Partnership. The agreement also provides for the Partnership to reimburse UK Arma for the services of consultants who are independent contractors of UK Arma for performing any services on behalf of the Partnership.

Similarly, UK Arma also reimburses the Partnership for time spent by the Partnership's staff and partners or for the services of consultants engaged by US Arma for performing any services on behalf of UK Arma.

At March 31, 2021 the Partnership had a receivable from the affiliate of $39,733 representing the amounts due from UK Arma for services provided in accordance with the expense sharing agreement.

The Partnership's statement of financial condition may not necessarily be indicative of the Partnership's financial condition had the Partnership operated as an unaffiliated entity of UK Arma rather than as an affiliated entity.

5. COVID-19 risk

The ongoing worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the

Partnership may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.